Exhibit 99.1

Hello Everyone,

My name is Eric Jackson from the Research team here at Masterworks.

Today we’re thrilled to bring you xRxaxixnxcxoxaxtx xTxrxixpxtxyxcxhx, by the prolific artist, Alex Katz.

Alex Katz is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family.

His market boasts a 13.1% Annual Record Price Growth rate based on data from selected sales occurring from May 1984 to June 2023, and his top auction record is currently $4.1M based on a sale from October 28, 2020.

The Artwork is a prime example of Alex Katz’s large-scale portrait paintings, which highlight contemporary fashion. Inspired by magazines, movie screens, and billboards, Alex Katz employs tight cropping and monochrome backgrounds in his portraits.

So why do we like this painting? Three reasons:

One: As of October 2023, the artist’s top ten auction records have all been set in the last four years and are led by “Blue Umbrella I” (1972), which sold for $4.1M at Phillips London in October 2019.

Two: We believe this work has good upside potential with a similar sales appreciation rate of 12.8% since 2002.

Three: Most recently, he was the subject of an eight-decade retrospective titled, Alex Katz: Gathering, at the Guggenheim Museum in New York from October 2022 to February 2023. This retrospective reaffirms his presence within the art world highlighting his historical and cultural significance.

Thank you everyone for joining us, and we look forward to bringing you this breathtaking work by Alex Katz.